                                                                                                                        May 11, 2005

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-0510

RE:	Form 10-KSB for the fiscal year ended September 30, 2004
Form 10-QSB for the quarter ended December 31, 2004
File No. 1-7335

Dear Mr. Decker:

            We have received the letter dated April 29, 2005 containing the comments of the Staff of the Securities and Exchange Commission (“the Commission.”)  Here are the responses of Lee Pharmaceuticals (the “Company”) to the Staff’s comments.  The number of the response corresponds to the number of the Staff’s comment.

1.                           The Staff’s comment is noted.  As appropriate, in response to the Staff’s comments below, the Company has described the proposed changes contemplated in future filings.  In many cases, the specific language will depend on the circumstances at the time of filing.

2.                           The Company’s management and our independent auditors have reviewed the intangible assets and determined, based upon certain attributes, that management believes monthly amortization may not apply to certain product lines.  A few product lines have certain attributes such as covenants not to compete.  We believe these products have an indefinite life and are not subject to amortization, but should be reviewed annually for impairment if there is a triggering event (FASB 144).  Other product lines not protected by covenants not to compete should be subject to amortization and, in addition, should be tested for impairment annually.

The additional research conducted by the Company included but was not limited to discussions with our prior independent auditors (who were in place during fiscal 2002 when adherence to the guidelines set forth by FASB 142 were followed) and the reasoning behind the discussion, calling the AICPA hot line for guidance and analyzing the products cash value along with the Company’s ownership of product trademarks and formulas.  Based upon our review and research, we believe that some of the product lines have a definite life while others have an indefinite life.

After further review, and based on the above criteria, we have calculated the annual amortization expense pertaining to the amortizable product lines to be approximately $38,000 per year.  Management does not believe that this amount would warrant a restatement of fiscal years 2004 and 2003.

3.                           The Company’s reduced obligation regarding the Casmalia Disposal Site (from $374,000 to $245,000, then to $113,000) was communicated to the Company by the EPA.  The reduced obligation was, in part, due to the EPA’s improvements in the bidding process thereby lowering the Company’s estimated share of the cost, along with the Company’s request for a waiver due to financial hardship which was partially granted by the EPA.

On February 1, 1999, the Company received its share of the cleanup costs associated with the Casmalia Disposal Site to be $374,000.  On October 7, 1999, the Company received a revised settlement offer of $245,000.  Later, on June 14, 2000, the Company received a revised de  minimis settlement offer of $113,000.

The Company will take into account its financial condition and potential liabilities to the EPA on all the matters described in the disclosure in determining whether to accept the offer from the EPA.  We have not determined when we will respond to the EPA.

4.                           We do not know when these items will settle, but currently believe they will not settle in the next twelve (12) months.  Accordingly, we will reclassify the amount from a short-term liability to a long-term liability.

5.         The Company will include similar disclosures in its future interim filings, as appropriate.

            If you have any questions regarding this matter, please contact Ronald G. Lee or the undersigned directly.

Sincerely yours,

MICHAEL L. AGRESTI

Michael L. Agresti
Vice President - Finance

MLA/hb

cc:	Mr. Gus Rodriguez, Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549-0510

Mr. Ronald G. Lee, President and Chief Financial Officer

Mr. George Brenner, CPA

Mr. Richard Boehmer, O’Melveny & Myers LLP